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                             December 17, 2021

       Bruce McClelland
       President and Chief Executive Officer
       Ribbon Communications Inc.
       6500 Chase Oaks Boulevard
       Suite 100
       Plano, Texas 75023

                                                        Re: Ribbon
Communications Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-38267

       Dear Mr. McClelland:

              We have reviewed your December 14, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 30, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Consolidated Statements of Operations, page 62

   1. We note your response to prior comment 2. Companies that generate revenue through the use of developed
technology should include amortization of such amounts in the cost of goods sold by analogy
to ASC 985-20-45-1. While software companies may elect to
                                                        exclude amortization
and depreciation from cost of revenue on the face of the income statement by reference
to SAB Topic 11.B, they must also remove the measure of gross profit from the
financial statements to avoid placing undue emphasis on cash flow. As such, your presentation
of gross profit exclusive of amortization on the income
                                                        statement is a non GAAP
measure and should be removed from the face of your income
                                                        statement, the selected
financial data and quarterly results. In addition, as it relates to
 Bruce McClelland
Ribbon Communications Inc.
December 17, 2021
Page 2
         presentation of this non-GAAP measure in MD&A, please reconcile this measure to the most directly comparable GAAP measure of gross profit, including amortization and depreciation, and include a balanced discussion of gross profit on a GAAP basis. Also, revise your disclosures to explain how you use this measure and why you believe the measure is useful to investors. Refer to Item 10(e)(i)(1)(A) and (B) of Regulation S-K
         and Question 102.10 of the non-GAAP C&DIs. In your response please provide a draft of the revised disclosures.
        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine
Dietz, Senior Staff Accountant at 202-551-3408 with any questions.



FirstName LastNameBruce McClelland                           Sincerely,
Comapany NameRibbon Communications Inc.
                                                             Division of
Corporation Finance
December 17, 2021 Page 2                                     Office of
Technology
FirstName LastName